Explanation of Responses:
(1)    Each restricted stock unit represents a contingent right to receive one share of common stock.
(2)    The restricted stock units will cliff vest on June 7, 2014.
(3)    The stock options will cliff vest on June 7, 2014.
(4)    In his capacity as a director of the Issuer, the Reporting Person was granted restricted stock units and stock options by the Issuer. Pursuant to an agreement between the Reporting Person and Northwater Capital Management Inc., a corporation formed under the laws of the Province of Ontario ("NCMI"), the Reporting Person received such restricted stock units and stock options as nominee for NCMI. NCMI is entitled under the agreement to all economic benefits of such restricted stock units and stock options. The Reporting Person disclaims beneficial ownership of such restricted stock units and stock options, and of any shares of common stock received in respect thereof, except to the extent of any indirect pecuniary interest the Reporting Person may have therein resulting from the Reporting Person's ownership interest in Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario ("NCI"), and NCI's ownership interest in NCMI.